The Influence Board



Dear investors,

We are gaining strong industry traction as evidenced by 1) The 3/24 annual Sandler group conference. We received highly positive feedback and interest from Fortune 50 companies' CROs. We are now in discussions to have their sales teams utilize our Platform and methodology. 2) Our Executive join rate increasing by 10x in the first quarter of '24 compared to the 4th quarter of '23.

We need your help!

1) We need an additional $600,000 in capital in order to implement version 2.0 of the platform. The version 2.0 of the Platform will enable us to serve large sales teams, add a subscription revenue stream and partner with large industry CRM companies. 2) We could also benefit from AI experience / expertise as we evaluate current technology opportunities.

Sincerely,

Brad Fehn

Board Member and President

Mark Hansard

CEO

Charles Smith

Board Member

Chad Carlson

CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

We started a key strategic partnership with the world-leading, Sandler Sales and Leadership training group.

We implemented a new U/I of the n July. Then completed the full design of version 2.0 of the platform in October.

We broadened the platform to include micro mentoring in December. Initial results were great!

☹ The Bad

Our capital raising fell short of our target.

Our Exec recruiting email outreach join % dropped to a low level by 11/23

We were unable to reach break-even. Our small team could not serve enough premium services clients AND redesign the platform.

2023 At a Glance

January 1 to December 31



$477,374 **+40%**
Revenue



-$586,960
Net Loss



$159,603 **+5%**
Short Term Debt



$404,400
Raised in 2023



$69,561
Cash on Hand
As of 02/29/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



US$477,374

US$340,268

−US$279,951	−US$586,960
2022	2023

Net Margin: -123% Gross Margin: 58% Return on Assets: -73% Earnings per Share: -$315.57 Revenue per Employee: $79,562

Cash to Assets: 6% Revenue to Receivables: 2,273 Debt Ratio: 45%

📄 The_Influence_Board_Financials_and_CPA_Review_Report_2021_and_2022.pdf 📄 Financials_123123_final_GAAP_-_SEC.xlsx

📄 The_Influence_Board_Footnotes_2022_and_2023_033124.docx

We ❤ Our 36 Investors

Thank You For Believing In Us

Michael Solomon	Mark Hansard	Sarah Moreno	Pieter Francois Theron	John Keenan	David Avrin
Michael Gellman	Mike Blakeman	Jay Allen	Sandi Lewis	Ken Venturi	Jon Nies
Shauna Gruwell	Brad Fehn	David W Baker	Crystal Hatch	Dessa Bokides	Timothy P. Casey
Jeff Boothman	Mary Hiler	Miguel Baldwin	Charles Smith	Jeff Cozart	Jacob Bosse
Elizabeth Del Ferro	David Harper	Dave McComb	Calvin Cooke	Dilek Duygu Yavuz	Howard Haile
Brian McDevitt	Shallonda T				

Thank You!

From the The Influence Board Team



Jay Allen 🔗

CEO

Founded 12 High-Level Networks of Influential People in the US and Europe



Brad Fehn 🔗

Board Member and President

4x CEO, 5x Board Member, former CPA and CFA, 13 year cancer survivor.

Details

The Board of Directors

Director	Occupation	Joined
Brad Fehn	Venture Investor @ Duart Capital, LLC	2018

Mark Hansard	VP Systems and Security @ NTT Global Networks	2019
Jay Allen	CEO @ Influence Board	2012
Chad Carlson	Board Member @ The InFluence Board	2019
Charles Smith	Retired @ Retired	2019

Officers

Officer	Title	Joined
Jay Allen	CEO	2012
Brad Fehn	President	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Jay Allen	950 Common Stock Shares	53.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2002	$0	Common Stock	Section 4(a)(2)
01/2017	$0		Section 4(a)(2)
07/2018	$102,000	Common Stock	Section 4(a)(2)
07/2018	$51,000	Common Stock	Section 4(a)(2)
10/2018	$0		Section 4(a)(2)
01/2019	$102,000	Common Stock	Section 4(a)(2)
05/2019	$254,000	Common Stock	Section 4(a)(2)
05/2019	$102,000	Common Stock	Section 4(a)(2)
06/2019	$125,000		Section 4(a)(2)
03/2020	$10,000	Common Stock	Section 4(a)(2)
06/2020	$17,573		Section 4(a)(2)
07/2020	$20,000	Common Stock	Section 4(a)(2)
07/2020	$167,000	Common Stock	Section 4(a)(2)
12/2020	$35,000	Common Stock	Section 4(a)(2)
02/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$25,000	Common Stock	Section 4(a)(2)
01/2022	$38,000	Common Stock	Section 4(a)(2)
01/2022	$250,398	Common Stock	Section 4(a)(2)
08/2022	$225,000	Common Stock	Section 4(a)(2)
11/2022	$125,000	Common Stock	Section 4(a)(2)
03/2023	$100,000	Common Stock	Section 4(a)(2)
10/2023	$204,400		4(a)(6)
11/2023	$100,000	Common Stock	Section 4(a)(2)
01/2024	$40,000	Common Stock	Section 4(a)(2)
02/2024	$50,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/17/2019	$125,000 ❓	6.0%	0.0%	None	09/30/2023 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
	06/15/2020	$17,573	$0 ❓	%		

Related Party Transactions

During the periods ending December 31st, 2021 and 2022, the Company has paid $142,000 for services provided by Janium, a vendor to the company in which the founder of the company owns a 10% equity share.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,000,000	1,860	Yes

Warrants:	0
Options:	125

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We have a history of operating losses may continue to incur some additional operating losses and continued negative cash flows from operations in the next year.
We have made, and will continue to make, significant expenditures before break-even. We are not able to estimate when, if ever, our revenue will increase sufficiently to cover operating costs. Further, we may not achieve or maintain profitability in future periods.

The Company has limited available cash. The Company may not be able to execute its current business plan and fund business operations for the period necessary to achieve positive cash flow. In such case, the Company might exhaust its capital which would impair its ability to achieve its business plan. If the Company runs out of cash, the Company might be required to pursue highly dilutive equity or debt issuances to finance its business in a difficult and hostile market, including possible "down round". No assurance can be given that any source of additional cash would be available to the Company. If no source of additional cash is available to the Company, then the Company would be forced to significantly reduce the scope of operations or possibly seek court protection from creditors or cease business operations altogether. These concerns are especially applicable in the event the Company encounters unanticipated difficulties or problems in the development or operation of its business plans.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has based projected operating results primarily on management judgments without a review of projections by any independent outside parties. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. There can be no assurance that the projected results will be obtained, and actual results often vary significantly from the projections. No review of the financial projections was obtained or conducted by any independent third party. General economic conditions, which are not predictable, can have a material adverse impact on the reliability of such projections. Additionally, no audited financial information relating to the Company has been disclosed or otherwise provided to potential investors.

Although we have successfully provided our services, improvements in our website presence, maintenance of our current platform along with necessary continuing innovations in our platform are all important steps to successfully growing our revenue generating capability. To the extent that other technical or operational problems materialize, our ability to develop sufficient revenues to be profitable may be jeopardized.

Brad Fehn is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The products that we offer will be affected by improving technology and the development of new capabilities. Our future success may depend on our ability to continue to improve, innovate and upgrade our technology on an ongoing basis. We may be unable to develop or successfully manage the infrastructure necessary to meet current or future demands for reliability and scalability of our technology platform.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Influence Board Inc.

Colorado Corporation
Organized August 2012
6 employees
12175 W. Belleview Avenue
Littleton CO 80127 https://influenceboard.com

Business Description

Refer to the The Influence Board profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Influence Board is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄